September 20, 2022

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Erin Donahue
    Sergio Chinos

    Re:    Broadcom Inc.
Form 10-K for the fiscal year ended October 31, 2021
Filed December 17, 2021
File No. 001-38449

Dear Ms. Donahue and Mr. Chinos:
Broadcom Inc. (the “Company”) submits this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 14, 2022, issued in response to the Company’s letter dated August 24, 2022 (the “August Response Letter”) in response to the Staff’s comment letter dated August 4, 2022, and issued in response to the Company’s letter dated July 11, 2022 (the “July Response Letter,” and together with the August Response Letter, the “Prior Response Letters”) in response to the Staff’s initial comment letter dated June 24, 2022, all relating to the above referenced filing.
For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments that are in bold italics prior to the Company’s responses.
Response Dated August 24, 2022
Risk Factors, page 13
1.    We note your response to prior comment one regarding transition risks related to climate change. Please clearly describe the specific transition risks you have considered, including those identified in our comment, and provide additional detail regarding their material effects, along with support for your determination of materiality for purposes of disclosure.
The Company respectfully advises the Staff that, as noted in the Prior Response Letters, the Company’s ESG Steering Committee annually conducts assessments of climate-related risks on the Company’s business, financial condition and results of operations under the Task Force on Climate-Related Financial Disclosures (“TCFD”) framework. Employees from the Company’s Global Operations, Fort Collins, Colorado manufacturing facility, Workplace Services and Legal

U.S. Securities and Exchange Commission
September 20, 2022

are involved in the TCFD assessment process, which includes a review of potential climate-related risks that may impact the Company. For the preparation of Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021 (the “Form 10-K”), the members of the Company’s ESG Steering Committee who were involved in the TCFD assessment process shared the results of the TCFD assessments with the Company’s Disclosure Committee.
Based on the TCFD assessment described above and the fact that (x) the Company designs, develops and supplies semiconductor solutions, (y) the Company’s largest manufacturing facility is located in Fort Collins, Colorado where the state legislature was considering regulations that would limit greenhouse gas (“GHG”) emissions, and (z) the Company is in the semiconductor industry, the Company considered the following transition risks that were previously identified in the July Response Letter as being most relevant to the Company and that could most affect its business, financial condition and results of operations: (i) potential new regulations in local and international jurisdictions that would restrict GHG emissions, (ii) costs to comply with new potential regulations in local and international jurisdictions, (iii) costs to procure additional equipment to reduce GHG emissions, (iv) costs to evaluate and adopt a transition plan related to the reduction of GHG emissions, and (v) reputational risks related to GHG emissions in the semiconductor industry.
As the transition risks (i) through (iii) above relate to restricting or reducing GHG emissions, the Company determined that if potential new regulations went into effect that would require the Company to decrease GHG emissions, the Company would be required to purchase, replace or upgrade equipment to decrease GHG emissions. The capital expenditures related to the purchase, replacement and upgrade of equipment to decrease GHG emissions (abatement equipment and chillers) for each of fiscal 2019, 2020 and 2021 represented less than 0.010% of the Company’s net revenue for such years and less than 0.6% of the Company’s total capital expenditures for such years. Based on these numbers, the Company concluded that any additional purchase, replacement or upgrade of equipment to decrease GHG emissions if potential new regulations went into effect, including any accelerated capital expenditures made to timely comply with new regulations, would be similar in costs as the prior fiscal years and would not be material to the Company’s business, financial condition and results of operations that would require disclosure in the Form 10-K. As mentioned in the August Response Letter, the Company did not start to specifically identify capital expenditures as climate-related projects at its facilities other than its Fort Collins, Colorado facility until fiscal 2020. Thus, the above fiscal 2019 capital expenditures related to the purchase, replacement and upgrade of equipment to decrease GHG emissions represents the expenditures for such equipment at its Fort Collins facility; however, the Company believes the expenditures for such equipment at its other facilities were similar in amount in fiscal 2020 and 2021.
The Company respectfully advises the Staff that the Company does not consider the transition risk (iv) above to be material to the Company’s business, financial condition and results of operations that would require disclosure in the Form 10-K because ESG and climate-related consulting costs represented less than 0.006% of the Company’s total operating expenses for each of fiscal 2019, 2020 and 2021 and the Company expects such costs to be similar in type and amount in the future, including an evaluation and adoption of a transition plan related to the reduction of GHG emissions.

U.S. Securities and Exchange Commission
September 20, 2022

The Company respectfully advises the Staff that the Company does not consider the transition risk (v) above to be material to the Company’s business, financial condition and results of operations that would require disclosure in the Form 10-K because the Company has not yet experienced a decreased demand for its goods or services due to customers indicating that the Company’s products produce GHG emissions and the Company does not believe that its products contribute to any customer’s GHG emissions in a way that is significantly different than any of its competitors’ products in the semiconductor industry. As noted in Comment 5 in the July Response Letter, based on the Company’s regular engagement with and input from its stakeholders (including investors, customers and local communities), the Company does not anticipate any material reputational risks resulting from its operations or products that produce GHG emissions.
With respect to climate-change transition risks relating to market trends that may alter business opportunities or technological changes, as discussed in Comment 5 in the July Response Letter, the Company has not experienced a significant discernable demand for products that result in lower GHG emissions as compared to the products of its competitors. This assessment is based on the Company’s regular engagement with and input from its stakeholders (including investors, customers and local communities). In addition, while the Company invests in research and development to develop innovative new products and research and development has represented approximately 21%, 21% and 18% of net revenue in fiscal 2019, 2020 and 2021, respectively, the Company does not anticipate it significantly increasing due to market trends related to climate change that may alter business opportunities or technological changes. The Company believes competitive factors continue to relate to, among others, quality, technical performance, product features, engineering expertise, new product innovation, product availability and product reliability. As a result, the Company respectfully advises the Staff that the Company does not consider the climate-change transition risks relating to market trends that may alter business opportunities or technological changes to be material to the Company’s business, financial condition and results of operations that would require disclosure in the Form 10-K.

With respect to the climate-change transition risk relating to credit risks, the Company respectfully advises the Staff that the Company does not consider this risk to be material to the Company’s business, financial condition and results of operations that would require disclosure in the Form 10-K because the Company has not experienced environmental issues that may impact its creditworthiness during each of the periods covered by the Form 10-K and the Company continues to closely monitor and plan for environmental and other climate-related risks as part of its enterprise risk management process. This assessment is further supported by the Company’s current Moody’s ESG Credit Impact Score of “neutral-to-low (CIS-2)” and S&P Global ESG Credit Indicator Report Card score of “neutral.” In addition, the Company respectfully advises the Staff that the Company’s debt financings are not and have not been linked to climate or environmental-related projects.
As noted in the Prior Response Letters, the Company is mindful that the consequences of climate change and its understanding of its risks related to climate change are evolving, and the Company will continue to monitor its impact on the Company’s business, operating results and financial condition. If, in the future, the Company determines that climate-related transition risks

U.S. Securities and Exchange Commission
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are, or are reasonably expected to be, material to the Company, the Company will include appropriate disclosures in future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
2.    As your response to comment three does not provide all of the requested information, it is reissued in part. Please include the quantification requested with regards to the cost of insurance on an aggregate basis for each of the periods covered by your Form 10-K.
The Company respectfully advises the Staff that the Company has an insurance policy that covers the Company globally and the cost of this insurance policy represented less than 0.10% of the Company’s operating expenses for each of the periods covered by the Form 10-K. As noted in the Prior Response Letters, the costs of the Company’s insurance policy for each of the periods covered by the Form 10-K were not impacted by weather-related events. Based on these facts, the Company respectfully advises the Staff that the cost of the Company’s insurance policy is not material to the Company’s operating results or financial condition requiring disclosure in the Company’s filings with the Commission.

* * * * * * * *

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please do not hesitate to contact me at (408) 433-7140 or kirsten.spears@broadcom.com with any questions you may have with respect to the foregoing.
Sincerely,

/s/ Kirsten Spears
Kirsten Spears
Chief Financial Officer and Chief Accounting Officer

cc:    Jason Kelly, PricewaterhouseCoopers, LLP
    David Karp, Wachtell, Lipton, Rosen & Katz
    Carmen Lu, Wachtell, Lipton, Rosen & Katz